Exhibit 99.1

Primech Holdings Limited Provides Financial Updates and Corporate Highlights

For the Six Months Ended September 30, 2025

SINGAPORE, March 30, 2026 /PRNewswire/ -- Primech Holdings Limited (Nasdaq: PMEC) (“Primech” or the “Company”), an established technology-driven facilities services provider in the public and private sectors operating mainly in Singapore, provides a financial and corporate update coincident with the filing of the Company’s financial results for the six months ended September 30, 2025.

Financial Highlights:

●	Revenue was approximately $38.1 million for the six months ended September 30, 2025, representing a 3.0% increase from the same period in 2024;

●	Gross Profit Margin decreased from 22.5% for the six months ended September 30, 2024, to 18.3% for the six months ended September 30, 2025;

●	Sales and marketing expenses decreased from approximately $1.4 million for the six months ended September 30, 2024 to approximately $0.4 million for the six months ended September 30, 2025.

●	Loss from operations remain at similar level of approximately $1.0 million for the six months ended September 30, 2025 and 2024.

●	Net loss was approximately $1.0 million and $1.3 million for the six months ended September 30, 2025, and the six months ended September 30, 2024, respectively.

Operational and Corporate Highlights:

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Primech AI achieved several key milestones during the year, reinforcing its position as an emerging leader in robotics and smart facilities solutions. The company showcased and launched the latest Hytron model at CMS Berlin, one of the world’s premier cleaning and hygiene exhibitions, marking a significant step in its international expansion. Featuring a new matte black and metallic silver design, the upgraded Hytron reflects Primech AI’s continued focus on innovation and product excellence.

Primech AI was also named a winner in the Robotics, Building Services and Facilities category at the Singapore Business Review Technology Excellence Awards 2025, affirming its technological leadership. In addition, Primech AI was honoured to present its solutions at the Global Innovation Summit 2025, hosted by Enterprise Singapore, further strengthening its industry recognition and global visibility.

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Primech’s subsidiary, Primech A & P Pte. Ltd. (“Primech A&P”), was conferred the prestigious Champion of Good 2025, the highest level of recognition under the Company of Good initiative by the National Volunteer & Philanthropy Centre (NVPC). This accolade recognises organisations that demonstrate excellence across five key impact areas: People, Society, Governance, Environment, and Economic impact.

The award underscores Primech A&P’s strong commitment to positive social impact, responsible governance, and sustainable business practices, as well as its ability to influence employees and customers toward meaningful, purpose-driven outcomes.

Management Commentary:

Kin Wai Ho, CEO of Primech Holdings Limited, commented, “The company has been focused on disciplined execution and strategic positioning. We continued to strengthen our core operations while advancing our technology initiatives to build a more resilient and scalable business. While these efforts require upfront investment, they are critical to enhancing our long-term competitiveness. By driving operational efficiency, deepening client relationships, and expanding automation-led solutions across our portfolio, we are laying a solid foundation for sustainable growth and long-term shareholder value.”

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore. Primech Holdings offers an extensive range of services tailored to meet the complex demands of its diverse clientele. Services include advanced general facility maintenance services, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Known for its commitment to sustainability and cutting-edge technology, Primech Holdings integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech Holdings as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

About Primech AI

Primech AI is a leading robotics company dedicated to pushing the boundaries of innovation in technology. With a team of passionate individuals and a commitment to collaboration, Primech AI is poised to revolutionize the robotics industry with groundbreaking solutions that make a meaningful impact on society. For more information, visit www.primech.ai.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Company Contact:

Email: ir@primech.com.sg